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Gourmet Kreyol

Boston, MA
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
Gourmet Kreyol is seeking investment to transform our beloved mobile food truck into a vibrant, permanent eatery in the heart of Boston. Join us as we bring our Haitian cuisine rich into an inviting space where food lovers can gather and celebrate. Your investment will help us turn this delicious dream into a reality!.
First Location
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OUR STORY

We are New England's 1st Haitian Food Truck 🦩 !

As our brand continues to thrive in greater Boston, we're looking forward to securing capital and building out our operations.
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BRINGING CARIBBEAN FLAVOR TO YOUR PALETTE
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OUR MISSION

I witnessed my parents turn nothing into something as immigrants who came here, and I want to continue that legacy. This picture was taken in 1989 when they expanded into their second location. This is what motivates and drives me to succeed! I owe them everything.

Our mission is to provide high-quality food at even more events in the Boston area.
Our team is eager to innovate and expand on the traditional Caribbean flavors we're serving.
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THE TEAM
Chef Nathalie
Caribbean Flavor Goddess

Hi! I'm Chef Nathalie and I'm originally from Miami.
I grew up witnessing my parents run one of the first successful Haitian restaurant businesses for 20 years in Miami. Now I'm carrying the torch of bringing my family's delicious recipes to Boston but with a twist!

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PRESS
Haitian food truck Gourmet Kreyòl gets ready to hit the streets

A new food truck focused on Haitian cuisine is about to hit the streets of Boston. The truck, called Gourmet Kreyòl, has been a lifelong dream for co-owner Nathalie Lecorps. [...]

Gourmet Kreyol Features Caribbean Cuisine In Woburn, Massachusetts

Gourmet Kreyol is a Black-owned Food Truck featuring Caribbean in Woburn, Massachusetts.

Boston women launch city's first Haitian food truck

Nathalie Lecorps and Karyn Glemaud busily preparing for the lunch rush. The cousins just launched a brand new food truck in Boston.

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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $68,037
Marketing $1,900
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,721,783 $1,770,912 $1,823,867 $1,879,214 $1,944,081
Cost of Goods Sold $454,899 $469,071 $484,421 $500,482 $519,590
Gross Profit $1,266,884 $1,301,841 $1,339,446 $1,378,732 $1,424,491

EXPENSES

Payroll $767,809 $788,985 $811,747 $834,609 $862,281
Rent $68,935 $71,003 $73,133 $75,327 $77,587
NNN Expenses $1,770 $1,818 $1,873 $1,929 $1,993
Utilities & Facilities $28,532 $29,313 $30,152 $31,029 $32,050
Marketing & Advertising $6,448 $6,624 $6,814 $7,012 $7,243
Insurance $11,762 $12,115 $12,478 $12,853 $13,238
Professional Services $17,433 $17,956 $18,494 $19,049 $19,621
General & Administrative $74,283 $76,352 $78,558 $80,856 $83,474
Operating Profit $289,912 $297,675 $306,197 $316,068 $327,004
This information is provided by Gourmet Kreyol. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Pitch Deck.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends September 8th, 2023
Summary of Terms
Legal Business Name Gourmet Kreyol
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.2%-2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Other challenges

Gourmet Kreyol has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Brick-and-mortar

Equipment

Adequate Staffing

Financial liquidity

Gourmet Kreyol has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Gourmet Kreyol expects its liquidity position to decline upon raising capital on Mainvest and d

eploying the capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of Gourmet Kreyol, we have had the following material changes and trends:

Increase in costs relating to ingredients & products.

Purchased food- truck equipment for cooking.

No operating history

Gourmet Kreyol was established in September, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Gourmet Kreyol's fundraising. However, Gourmet Kreyol may require additional funds from alternate sources at a later date.

Other outstanding debt or equity

As of May 31st, 2023, Gourmet Kreyol has no outstanding debt and a cash balance of less than $10,000. Any investment raised on Mainvest, in addition to any debt outstanding or may incur, will be senior to debt raised on Mainvest as Gourmet Kreyol may require additional funds from alternate sources at a later date.

Forecasted milestones

Gourmet Kreyol forecasts the following milestones:

Secure lease in Boston, MA by December of 2024.

Hire for the following positions by April of 2025: Manager, Head Chef, Wait Staff, etc.

Achieve $500,000 in revenue per year by 2025.

Achieve $600,00 profit per year by 2026.

Historical milestones

Gourmet Kreyol has been operating since September, 2020 and has since achieved the following milestones:

Acquire a mobile food truck in Boston, MA

Expanded production operations into CommonWealth Kitchen

Achieved revenue of $140,000 by the end of 2021, which then grew significantly by the end of 2022.

Our gross profit margin for 2022 was approximately 19% of our Cost of Goods Sold (COGS)

We expect this to grow between 2023-2026

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Gourmet Kreyol to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Gourmet Kreyol operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Gourmet Kreyol competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Gourmet Kreyol's core business or the inability to compete successfully against the with other competitors could negatively affect Gourmet Kreyol's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Gourmet Kreyol's management or vote on and/or influence any managerial decisions regarding Gourmet Kreyol. Furthermore, if the founders or other key personnel of Gourmet Kreyol were to leave Gourmet Kreyol or become unable to work, Gourmet Kreyol (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Gourmet Kreyol and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Gourmet Kreyol is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Gourmet Kreyol might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Gourmet Kreyol is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Gourmet Kreyol

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Gourmet Kreyol's financial performance or ability to continue to operate. In the event Gourmet

Kreyol ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Gourmet Kreyol nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Gourmet Kreyol will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Gourmet Kreyol is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Gourmet Kreyol will carry some insurance, Gourmet Kreyol may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Gourmet Kreyol could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Gourmet Kreyol's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Gourmet Kreyol's management will coincide: you both want Gourmet Kreyol to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Gourmet Kreyol to act conservative to make sure they are best equipped to repay the Note obligations, while Gourmet Kreyol might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Gourmet Kreyol needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Gourmet Kreyol or management), which is responsible for monitoring Gourmet Kreyol's compliance with the law. Gourmet Kreyol will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Gourmet Kreyol is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Gourmet Kreyol fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Gourmet Kreyol, and the revenue of Gourmet Kreyol can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Gourmet Kreyol to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company’s ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Gourmet Kreyol is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Gourmet Kreyol is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Gourmet Kreyol is a newly established entity and has no history for prospective investors to consider.

This information is provided by Gourmet Kreyol. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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